November 19, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC (the "Master Fund")
Registration Statement on Form N-14
(File Nos.: 333-184429 and 811-10083)

Dear Ms. Hatch:

Set forth below are the Master Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on November 5, 2012 in connection with the Master Fund's registration statement on Form N-14 (the "Registration Statement") relating to the merger of each of Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC ("Excelsior TI"), Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC ("Excelsior TE"), Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC ("Excelsior TI 2") and Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC ("Excelsior TE 2") (each, a "Merger Fund," and together with the Master Fund, the "Funds") with and into the Master Fund (the "Reorganization").  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please disclose which Fund will be the accounting survivor of the Reorganization, based on an analysis in accordance with the North American Security Trust ("NAST") no-action letter.

Response:  The Adviser has determined that Excelsior TI will be the accounting survivor of the Reorganization, based on a comparison of certain attributes of each Fund with those of the new combined fund (the "Combined Fund"), including the investment adviser, investment objectives, policies and restrictions, net asset levels, expense structures and ratios, and portfolio composition.  With the exception of net asset levels, each of the characteristics were identical or substantially the same for Excelsior TI and the Combined Fund.  With respect to net asset levels, of the Merger Funds, the Combined Fund will most closely resemble Excelsior TI, which is the largest of the Merger Funds.  Additionally, with respect to portfolio composition, the risk/return characteristics of the Combined Fund will be substantially the same as those of Excelsior TI, because Excelsior TI currently invests substantially all of its assets in the Master Fund, and the Combined Fund will have the same portfolio composition as the Master Fund.  Therefore, based on its consideration of the factors noted in the NAST letter, the Adviser determined that Excelsior TI will be the surviving fund for accounting purposes.  Disclosure regarding the accounting survivor of the Reorganization has been added to the Registration Statement.

Ms. Laura Hatch
November 19, 2012

2.
Comment:  Page 2: In the sentence that states that Members of the Merger Funds will not incur any sales loads or other transaction charges as a result of the Reorganization, please disclose that the Merger Funds will bear the costs of the Reorganization.

Response: The requested disclosure has been added.

3.
Comment:  Page 6: We note that, if the Reorganization is not approved with respect to Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC ("Excelsior TI 2") or Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC ("Excelsior TE 2"), it is proposed that Excelsior TI 2 and/or Excelsior TE 2 temporarily remain as feeder funds into the Master Fund.  Please explain how this is feasible in light of the fact that the Master Fund will have direct investors after the Reorganization.

Response: There is no legal prohibition on a feeder fund investing into a master fund that has direct investors. Therefore, it would be permissible for Excelsior TI 2, Excelsior TE 2 or both to remain as feeder funds into the Master Fund after the Reorganization. As disclosed in the Registration Statement, during the period between the closing of the Reorganization and the liquidation of Excelsior TI2 and/or Excelsior TE 2, the Adviser would waive the Management Fee payable to it by those Funds so that Members of those Funds would not bear any increase in fees as a result of the Reorganization. Therefore, there would be no practical impact to Excelsior TI 2 or Excelsior TE 2 from temporarily remaining as a feeder fund into the Master Fund.

4.	Comment: Page 21: Please disclose how the costs of the Reorganization are being allocated to each Merger Fund.

Response: Disclosure stating that the costs of the Reorganization are being allocated to each Merger Fund equally has been added.

5.	Comment: Page 22: In footnote 4, please disclose the termination date of the Expense Limitation Agreements.

Response: Disclosure has been added that the Expense Limitation Agreements will terminate upon the consummation of the Reorganization

6.	Comment: Please verify the expense example calculations for Excelsior TI 2 and Excelsior TE 2.

Response: The expense examples have been recalculated as follows

Fund	1 Year	3 Years	5 Years	10 Years
Excelsior TI	$73	$193	$310	$590
Excelsior TE	$75	$197	$316	$600
Excelsior TI 2	$90	$240	$381	$697
Excelsior TE 2	$97	$255	$402	$725
Master Fund	$56	$166	$276	$543
Combined Fund (Pro Forma)*	$85	$201	$315	$588
Combined Fund (Pro Forma)**	$85	$201	$315	$590

Ms. Laura Hatch
November 19, 2012

7.
Comment:  In the pro forma fee table, expense examples and financial statements, please revise the references to the "Master Fund (pro forma)" to make it clear that it reflects the Master Fund after the Reorganization.

Response: References to the Master Fund following the Reorganization have been replaced with references to "Combined Fund."

8.	Comment: Page 33: Please add a more detailed discussion of the tax impact of the Reorganization.

Response: The requested disclosure has been added.

9.
Comment:  Page 43 and Page A-14: Please disclose the new fee structure to be payable to the Administrator after the Reorganization, or state that the fees are expected to remain the same as the current fees for the Master Fund.

Response: The requested disclosure has been added.

10.	Comment: Page 47: Please add disclosure stating that the terms of the Master Fund's repurchase offers are the same as the terms of the Merger Funds' repurchase offers.

Response: The requested disclosure has been added.

11.
Comment:  Page B-1 (Financial Statements): Please change the reference to "on March 31, 2012" in the introductory paragraph to the financial statements to "at the beginning of the year ended March 31, 2012."

Response: The requested change has been made.

12.	Comment: Page B-4 (Financial Statements): Please add a date heading to the Statement of Operations.

Response: The requested change has been made.

13.	Comment: Page B-4 (Financial Statements): Please remove the Reorganization costs as an adjustment to the Statement of Operations.

Response: The requested change has been made.

14.
Comment:  Page B-5 (Notes to Financial Statements): Please add the following disclosure to the notes to the financial statements: (i) the standard valuation tables; (ii) a note regarding federal income tax; and (iii) a note regarding capital share activity (i.e., how many shares will be outstanding after the Reorganization).

Response: The requested disclosure has been added.

*           *           *           *

Ms. Laura Hatch
November 19, 2012

 In addition to the foregoing, the Master Fund acknowledges that:

●             The Master Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●             Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●            The Master Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff’s comments.

Please call the undersigned at (212) 756-2192 with any questions or comments.

Sincerely yours,

/s/ Karen L. Spiegel